UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-54884

  CHINA UNITED INSURANCE SERVICE, INC.

(Exact name of registrant as specified in its charter)

7F, No. 311 Section 3

Nan-King East Road

Taipei City, Taiwan, 105405

Telephone: +8862-87126958

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  Common Stock

(Title of each class of securities covered by this Form)

        None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d–22(b)	☐

Approximate number of holders of record as of the certification or notice date: 288 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 China United Insurance Service, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 21, 2023	By:	/s/ Yi-Hsiao Mao

		Name:	Yi-Hsiao Mao

		Title:	CEO